SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2019

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 12, 2019	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors and Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Assistant to CEO
ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 12, 2019 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of January 1, 2020)

New Position	Present Position	Name
Member of the Board of Directors, Senior Managing Executive Officer Responsible for Energy and Eco Services Business Headquarters	Member of the Board of Directors, Senior Managing Executive Officer Head of Energy and Eco Services Business Headquarters	Yuichi Nishigori

Member of the Board of Directors, Senior Managing Executive Officer Head of Investment and Operation Headquarters	Member of the Board of Directors, Managing Executive Officer Head of Investment and Operation Headquarters	Shuji Irie

Member of the Board of Directors,

Senior Managing Executive Officer

Responsible for Treasury and

Accounting Headquarters

Responsible for Enterprise Risk

Management Headquarters

Responsible for Corporate Planning

Department

Responsible for Corporate

Communications Department

Assistant to CEO

	Member of the Board of Directors, Managing Executive Officer Responsible for Treasury and Accounting Headquarters Assistant to CEO	Shoji Taniguchi

Member of the Board of Directors, Senior Managing Executive Officer Head of Corporate Business Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Member of the Board of Directors, Managing Executive Officer Head of Corporate Business Headquarters	Satoru Matsuzaki

Senior Managing Executive Officer Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Senior Managing Executive Officer Head of Global Business Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Kiyoshi Fushitani

Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Yoshiteru Suzuki

New Position	Present Position	Name
Managing Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Secretariat of The Board of Directors Responsible for Work Style Reform Project	Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Secretariat of The Board of Directors Responsible for Work Style Reform Project	Yasuaki Mikami

Executive Officer Group Strategy Business Unit Responsible for Global Business Group	Executive Officer Deputy Head of Global Business Headquarters	Harukazu Yamaguchi

Executive Officer Group Kansai Representative Responsible for MICE-IR Office Responsible for Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	Group Executive Group Kansai Representative Responsible for Integration of DAIKYO INCORPORATED President, ORIX Real Estate Corporation	Toyonori Takahashi

Executive Officer Head of Credit and Investment Management Headquarters	Executive Officer Deputy Head of Credit and Investment Management Headquarters	Yasuhiro Tsuboi

Executive Officer Group Strategy Business Unit President, ORIX Baseball Club Co., Ltd. President, Osaka City Dome Co., Ltd.	Group Executive Director, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd. President, Osaka City Dome Co., Ltd.	Michio Minato

Executive Officer Deputy Head of Corporate Business Headquarters	Operating Officer Deputy Head of Corporate Business Headquarters	Tetsuya Kotera

Executive Officer Deputy Head of Corporate Business Headquarters	Operating Officer Deputy Head of Corporate Business Headquarters	Eiji Arita

Executive Officer Deputy Head of Investment and Operation Headquarters	Operating Officer Deputy Head of Investment and Operation Headquarters	Seiichi Miyake

Executive Officer Head of Energy and Eco Services Business Headquarters	Operating Officer Deputy Head of Energy and Eco Services Business Headquarters	Hidetake Takahashi

Executive Officer Head of Enterprise Risk Management Headquarters Responsible for Global General Counsel Office	Operating Officer Responsible for Group Internal Audit Department	Tomoko Kageura

Executive Officer Responsible for CEO’s Office Responsible for New Business Development Department	Operating Officer Group Strategy Business Unit Responsible for CEO’s Office Responsible for New Business Development Department	Nobuki Watanabe

Group Managing Executive President, ORIX Real Estate Corporation	Executive Officer Head of Real Estate Headquarters Responsible for Finance and Investment Department	Toshinari Fukaya

New Position	Present Position	Name
Group Executive Senior Managing Executive Officer, ORIX Real Estate Corporation	Group Executive Deputy President, ORIX Real Estate Corporation	Takaaki Nitanai

Group Executive President, ORIX Rentec Corporation	Operating Officer Deputy Head of Energy and Eco Services Business Headquarters	Nobuhisa Hosokawa

Retire*[1]	Managing Executive Officer Head of Credit and Investment Management Headquarters	Kazutaka Shimoura

Retire	Executive Officer Responsible for Global General Counsel Office	Yoshiko Fujii

Retire*[2]	Executive Officer Head of Enterprise Risk Management Headquarters	Takayuki Okamoto

Retire*[3]	Group Senior Managing Executive Chairman, ORIX Auto Corporation	Katsunobu Kamei

Retire*[4]	Group Executive President, ORIX Rentec Corporation	Shinichi Obara

*1 Mr. Shimoura will be appointed Advisor of ORIX on January 1, 2020.

*2 Mr. Okamoto will be appointed Advisor of ORIX on January 1, 2020.

*3 Mr. Kamei will be appointed Chairman of ORIX Asset Management Corporation on January 1, 2020.

*4 Mr. Obara will be appointed President of ORIX Insurance Services Corporation on January 1, 2020.

∎	Organizational Reform (Effective as of January 1, 2020)

CEO’s Office and New Business Development Department will be independent of Group Strategy Business Unit.

Corporate Planning Department will be independent of Treasury and Accounting Headquarters.

Corporate Communications Department and Legal and Public Affairs Department will be realigned into Corporate Communications Department and Corporate Legal Department.

Corporate Communications Department will be independent of Treasury and Accounting Headquarters. Corporate Legal Department will be incorporated into Enterprise Risk Management Headquarters.

Finance and Investment Department will be incorporated into Corporate Business Headquarters.

Real Estate Headquarters will be abolished.

Global Business Headquarters will be abolished.

Global Business Group and Global Business Development and Investment Group will be realigned into Global Business Group. Global Business Group will be incorporated into Group Strategy Business Unit.

MICE-IR Office will be newly established.

Real Estate Sales Department will be newly established.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2019)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2018 – March 31, 2019.”